VF 3-25-05

(A)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| Expires: | October 31, 2004 |
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05037552

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(A)

| SEC FILE NUMBER |
|---|
| 8-065990 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dunes Securities Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 Queens Folly Road
(No. and Street)

Hilton Head Island (City) South Carolina (State) 29928 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward B Dowachinski 843-671-2448
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Langway & Company, PC
(Name – *if individual, state last, first, middle name*)

P O Box 217 (Address) Blairstown, NJ 07825-0217 (City) (State) (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2005
WASH, D.C.
179

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AA 3/30/2005

3/24/05

# OATH OR AFFIRMATION

I, Edward B Dowaschunski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dunes Securities Corporation, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MY COMMISSION EXPIRES SEPT. 23, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CONTENTS**

LANGWAY & COMPANY, PC
CERTIFIED PUBLIC ACCOUNTANTS
P O BOX 217, BLAIRSTOWN, NJ 07825-0217

STEPHEN N LANGWAY, CPA NJ & NY

FRANCIS E LANGWAY, CPA NJ & NC
(1938-1960)

(908) 362-8900
FACSIMILE (908) 362-9100

ADMINISTRATIVE OFFICE
10612 BIG CANOE
BIG CANOE, GA 30143
(706) 579-2000
FACSIMILE (706) 579-5000

## INDEPENDENT AUDITOR'S REPORT

To the Stockholder and officer of
Dunes Securities Corporation
Hilton Head Island, South Carolina

We have audited the accompanying statement of financial condition of Dunes Securities Corporation as of December 31, 2004 and the related statements of operation, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted accounting standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosers in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dunes Securities Corporation as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7 and 8 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5(d) under the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Langway & Company, PC

Blairstown, New Jersey
February 22, 2005

## Dunes Securities Corporation

## STATEMENT OF FINANCIAL CONDITION

| | | December 31, 2004 | 2003 |
|---|---|---|---|
| **ASSETS** | | | |
| Cash | | | |
| Unrestricted | $ | 24,069 | $ 27,020 |
| Restricted Cash in Trust Escrow | | 5 000 | -0- |
| Prepaid Expenses | | 400 | -0- |
| | **$** | **29,469** | **$ 27,020** |
| Other Assets: | | | |
| Organizational Costs-NASD Application Fees, Net of Amortization | $ | 2,505 | $ 3,131 |
| **TOTAL ASSETS** | **$** | **31,974** | **$ 30,151** |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | | |
| LIABILITIES | | | |
| Customer Deposit Payable | $ | 5,000 | $ -0- |
| STOCKHOLDER'S EQUITY | | | |
| Common stock, no par value; 100,000 shares Authorized, 25,000 shares issued and outstanding | $ | 25,000 | $ 25,000 |
| Paid-in Capital | | 6,160 | 6,160 |
| Accumulated Deficit | | (4,186) | (1,009) |
| Total Stockholder's Equity | $ | 26,974 | $ 30,151 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | **$** | **31,974** | **$ 30,151** |

See accompanying accounting policies and notes.



LANGWAY & COMPANY, PC
CERTIFIED PUBLIC ACCOUNTANTS

## Dunes Securities Corporation

### STATEMENT OF OPERATIONS

| | Year ended December 31, 2004 | 2003 |
|---|---|---|
| **REVENUES** | | |
| Commissions.................................. | $ -0- | $ -0- |
| **EXPENSES** | | |
| Telephone.................................... | $ 600 | $ -0- |
| Rent......................................... | 600 | -0- |
| NASD Regulatory Fees & Assessments............ | 1,150 | 1,009 |
| Office Supplies & Expenses.................... | 201 | -0- |
| Amortization ................................ | 626 | -0- |
| TOTAL EXPENSES | $ 3,177 | $ (1,009) |
| **NET LOSS** | **$ (3,177)** | **$ (1,009)** |

See accompanying accounting policies and notes.

**Dunes Securities Corporation**

**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**

**Year ended December 31, 2004**

| | Number Of Shares | Common Stock | Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|---|
| Balance, January 10, 2003 | | | | | $ -0- |
| Stockholder Capitalization | 25,000 | $ 25,000 | $ 6,160 | | $ 31,160 |
| Net loss | | | | $ (1,009) | $ (1,009) |
| Balance, January 1, 2003 | 25,000 | $ 25,000 | $ 6,160 | $ (1,009) | $ 30,151 |
| Net loss | | | | (3,177) | (3,177) |
| Balance, December 31, 2004 | 25,000 | $ 25,000 | $ 6,160 | $ (4,186) | $ 26,974 |

See accompanying accounting policies and notes.

## Dunes Securities Corporation

## STATEMENT OF CASH FLOWS

| | | Year Ended December 31, 2004 | | 2003 |
|---|---|---|---|---|
| **Operating Activities:** | | | | |
| Cash Provided By (Used) Operations**(a)**... | **$** | **2,049** | **$** | **(4,140)** |
| **Financing Activities:** | | | | |
| Capitalization from Stockholder......... | | -0- | | 31,160 |
| INCREASE (DECREASE) IN CASH............. | $ | 2,049 | $ | 27,020 |
| CASH, BEGINNING OF YEAR................. | | 27,020 | | -0- |
| CASH, END OF YEAR....................... | | 29,069 | | 27,020 |

**(a)** The difference between **Net Loss** as shown on the Statement of Earnings and **Cash Provided By Operations** is detailed as follows:

| | | | | |
|---|---|---|---|---|
| Loss.................................. | **$** | **(3,177)** | **$** | **(1,009)** |
| Charges to Income Not Requiring Cash Outlays | | | | |
| Depreciation & Amortization............... | | 626 | | -0- |
| Changes in | | | | |
| Prepaid Expenses.......................... | | (400) | | |
| Other Assets.............................. | | -0- | | (3,131) |
| Accounts Payable and Other Accrued Liabilities............................ | | 5,000 | | |
| **Cash Provided by Operations**............... | **$** | **2,049** | **$** | **(4,140)** |

SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION

| | | | | |
|---|---|---|---|---|
| Interest Paid........................... | $ | -0- | $ | -0- |

**See accompanying accounting policies and notes.**

**Dunes Securities Corporation**

**NOTES TO FINANCIAL STATEMENTS**

**Year ended December 31, 2004**

1. DESCRIPTION OF BUSINESS

Dunes Securities Corporation (the "Company") is a registered securities broker/dealer primarily engaged in the underwriting of real estate securities on an agency basis for issuers of such securities. The Company forwards all funds received to the issuer of securities, and all securities received to the investor.

The Company is a member of the National Association of Securities Dealers, Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

Underwriting fee income is recorded when transactions between customers (investors) and issuers are complete and the fund are distributed.

The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

3. INCOME TAXES

At December 31, 2004, the Company's net operating loss available for carryforward to offset future taxable income and tax liabilities for income tax reporting purposes is approximately $ 628 and expires in 2018.

4. REGULATORY MATTERS

As a broker dealer, the Company is subject to the minimum capital requirements adopted and administered by the Securities and Exchange Commission ("SEC"). At December 31, 2004, the Company had net capital, as defined by SEC, of $ 24,469 which was $ 19,469 in excess of the $ 5,000 capital required under Rule 15c3-1.

5. CONCENTRATION OF CREDIT RISK

AT December 31, 2004, the Company had no significant credit concentration. The Company has established an escrow trust account at Regions Bank to hold customers earnest money deposits. The funds are made payable directly to Regions Bank and are held until the real estate closing and are disbursed by the closing attorney upon final closing. The Company does not have any access to or control of these funds. The balance in this account at December 31, 2004 was $ 5,000.

SUPPLEMENTARY INFORMATION

**Dunes Securities Corporation**

**COMPUTATION OF NET CAPITAL, PER UNIFORM NET CAPITAL RULE**

**December 31, 2004**

**COMPUTATION OF NET CAPITAL**

| | | |
|---|---|---|
| CREDITS | | |
| Total Stockholder's Equity ........................ | $ | 26,974 |
| DEBITS | | |
| Non-allowable assets................................ | | 2,505 |
| **NET CAPITAL BEFORE HAIRCUTS** | **$** | **24,469** |
| **HAIRCUTS** | | -0- |
| **NET CAPITAL**........................................... | **$** | **24,469** |

**COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS**

| | | |
|---|---|---|
| Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $ 5,000)........................... | $ | 5,000 |
| **EXCESS NET CAPITAL**.................................... | **$** | **19,469** |
| Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness).............................. | $ | 19,469 |
| **COMPUTATION OF AGGRREGATE INDEBTEDNESS** | **$** | **5,000** |
| Percentage of aggregate indebtedness to net capital | | **25.68%** |

Note: The difference between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed arose from the previously unamortized organizational costs, the reclassification of the prepaid CRD Account as well as recording check disbursements written in 2004 but subsequently cleared in January, 2005.



LANGWAY & COMPANY. PC
CERTIFIED PUBLIC ACCOUNTANTS

**Dunes Securities Corporation**

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENT PURSUANT TO RULE 15C3-3 OF NET CAPITAL, PER UNIFORM NET CAPITAL RULE**

**December 31, 2004**

These Schedules are not applicable as Dunes Securities Corporation is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(i) inasmuch as it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each designated as "Special Account for the Exclusive Benefit of Customers of Dunes Securities Corporation".

LANGWAY & COMPANY, PC
CERTIFIED PUBLIC ACCOUNTANTS
P O BOX 217, BLAIRSTOWN, NJ 07825-0217

STEPHEN N LANGWAY, CPA NJ & NY

FRANCIS E LANGWAY, CPA NJ & NC
(1938-1960)

(908) 362-8900
FACSIMILE (908) 362-9100

ADMINISTRATIVE OFFICE
10612 BIG CANOE
BIG CANOE, GA 30143
(706) 579-2000
FACSIMILE (706) 579-5000

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE**

To the Stockholder and Officers of
Dunes Securities Corporation
Hilton Head Island, South Carolina

In planning and performing our audit of the financial statements of Dunes Securities Corporation for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) following by Dunes Securities Corporation that we consider relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregated indebtedness and net capital under Rule 17a-3(a)(11) and in complying with the condition of exemption from Rule 15c-3-3. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g)(1) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

In addition, the Company was in compliance with the conditions of the exemptive provisions of Rule 15c3-3 at December 31, 2004 and, further, no facts came to our attention indicating that the company was not in compliance with such conditions during the year ended December 31, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Security Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practice and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of managements, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Blairstown, New Jersey
February 22, 2005